Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

(Dollar amounts in millions, except ratios)	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$965	$1,442	$1,685	$1,613	$1,364	$1,130
Capitalized interest	(30)	(55)	(44)	(35)	(21)	(11)
Depreciation of capitalized interest	9	17	17	15	14	14
Dividends from less than 50%-owned companies carried at equity	5	11	24	8	9	17

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$949	$1,415	$1,682	$1,601	$1,366	$1,150

Fixed charges
Interest on long-term and short-term debt	$61	$133	$198	$173	$155	$163
Capitalized interest	30	55	44	35	21	11
Rental expenses representative of an interest factor	18	37	37	34	32	32

Total fixed charges	$109	$225	$279	$242	$208	$206

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$1,058	$1,640	$1,961	$1,843	$1,574	$1,356

RATIO OF EARNINGS TO FIXED CHARGES	9.7	7.3	7.0	7.6	7.6	6.6